U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

                               Youngblood, John L.
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   (Last)                            (First)              (Middle)

                       Telaxis Communications Corporation
                            20 Industrial Drive East
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                                    (Street)

                            South Deerfield, MA 01373
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

                                February 1, 2000
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

Telaxis Communications Corporation         TLXS
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

                President, Chief Executive Officer and Director
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                             34,427*                     D
====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
(Form 3-07/99)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Employee Stock Option    6/9/96     6/9/02          Common Stock           100,000       $1.00          D
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option    9/9/97     9/9/03          Common Stock            25,000       $1.00          D
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option    (1)        6/26/06         Common Stock            62,500       $1.00          D
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option    (2)        1/05/08         Common Stock            75,000       $1.00          D
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option    (3)        2/25/08         Common Stock            25,000       $1.00          D
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option    (4)        8/02/09         Common Stock            90,000       $2.50          D
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option    (5)        12/15/09        Common Stock            13,491       $12.60         D
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified
Stock Option             (6)        12/15/09        Common Stock            31,509       $12.60         D
------------------------------------------------------------------------------------------------------------------------------------
Warrant                  9/25/96    9/25/06         Common Stock             6,000       $1.00          D
------------------------------------------------------------------------------------------------------------------------------------
Warrant                  7/31/97    7/30/07         Common Stock             3,000       $1.00          D
------------------------------------------------------------------------------------------------------------------------------------
Warrant                  4/15/99    7/30/07         Common Stock               200       $1.00          D
------------------------------------------------------------------------------------------------------------------------------------
Warrant                  7/16/99    7/30/07         Common Stock               200       $1.00          D
====================================================================================================================================

Explanation of Responses:

* Reflects the automatic conversion of 18,855 shares of preferred stock into 9,427 shares of common stock upon the closing of the initial public offering.

(1) As of the reporting date, this option is exercisable as to 50,000 shares. This options vests as to an additional 12,500 shares on June 26, 2000.

(2) As of the reporting date, this option is exercisable as to 45,000 shares. This options vests as to an additional 15,000 shares on January 5, 2001 and January 5, 2002.

(3) As of the reporting date, this option is exercisable as to 10,000 shares. This options vests as to an additional 5,000 shares on February 25 of each year until fully vested.

(4) As of the reporting date, this option is exercisable as to 18,000 shares. This options vests as to an additional 18,000 shares on August 2 of each year until fully vested.

(5) As of the reporting date, this option is exercisable as to 1,786 shares. This options vests as to an additional 1,786 shares on December 15, 2000, 2,777 shares on December 15, 2001, 2,777 shares on December 15, 2002, and 4,365 shares on December 15, 2003.

(6) This option vests as to 6,305 shares on the earlier of the filing of a registration statement on Form S-8 or one year from the date of grant. This option vests as to an additional 6,301 shares on December 15 of each year until fully vested.

          /s/John L. Youngblood                                  2/1/00
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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